Exhibit 5.4

Baker & McKenzie LLP

100 New Bridge Street

London EC4V 6JA

United Kingdom

Tel: +44 (0)20 7919 1000

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DX No: 233 Chancery Lane

www.bakermckenzie.com

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*  Associated Firm

19 December 2012

Intelsat Jackson Holdings S.A.

4, rue Albert Borschette

L-1246 Luxembourg, Luxembourg

Dear Sirs

REGISTRATION STATEMENT ON FORM S-4 RE $1,200,000,000 7  1/4% SENIOR NOTES DUE 2020 OF INTELSAT JACKSON HOLDINGS S.A.

INTRODUCTION

In our capacity as English legal advisors to Intelsat, S.A., which is the indirect parent of each of Intelsat Global Sales & Marketing Limited (“IGSM”) and Intelsat UK Financial Services Limited (“IUKFS” and together with IGSM, the “English Companies” and each an “English Company”), we have been asked to provide this opinion in connection with (a) the Registration Statement on Form S-4 (the “Registration Statement”) of Intelsat Jackson Holdings S.A. (the “Issuer”) and the other entities named therein as guarantors filed with the Securities and Exchange Commission pursuant to the United States Securities Act of 1933, as amended (the “Act”), and the rules and regulations thereunder (the “Rules”) and (b) the Indenture, and the guarantees contained therein dated as of 30 September 2010, among (i) the English Companies; (ii) the Issuer; (iii) Intelsat (Luxembourg) S.A. and Intelsat S.A. (the “Parent Guarantors”); (iv) the Subsidiary Guarantors party thereto (the “Subsidiary Guarantors” and together with the Parent Guarantors and the English Companies, the “Guarantors” and each a “Guarantor”); and (v) Wells Fargo Bank, National Association, as trustee (the “Indenture”), governing $1,200,000,000 aggregate principal amount of the Issuer’s 7  1/4% senior notes due 2020 (the “Existing Notes”) and $1,200,000,000 aggregate principal amount of the Issuer’s 7  1/4% senior notes due 2020 (the “Exchange Notes”). The Registration Statement relates to the registration under the Act of the Exchange Notes and the guarantees contained in the Indenture.

We have acted solely on the instructions of Intelsat S.A. in giving this opinion.

Baker & McKenzie LLP is a limited liability partnership registered in England and Wales with registered number OC311297. A list of members’ names is open to inspection at its registered office and principal place of business, 100 New Bridge Street, London EC4V 6JA. Baker & McKenzie LLP is authorised and regulated by the Solicitors Regulation Authority of England and Wales. Further information regarding the regulatory position is available at http://www.bakermckenzie.com/london/regulatoryinformation. Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein

1.	SCOPE

This letter is limited to English law as applied by the English courts as at the date of this letter and shall be governed by and construed in accordance with English law. We have made no investigation of the laws of any jurisdiction other than those of England and we do not express or imply any opinion as to the laws of any jurisdiction other than those of England. We do not express any opinion on European Community law as it affects any jurisdiction other than England. We express no opinion as to matters of fact.

The opinions in this letter are limited to the matters stated herein and do not extend to, and are not to be read as extending by implication to, any other matter in connection with the Note Documents or the transaction to which they relate.

2.	DOCUMENTS

For the purpose of giving the opinions set out in paragraph 4 of this letter we have examined the following documents:

2.1	the Registration Statement;

2.2	a copy of the executed Indenture;

2.3	a copy of the executed Registration Rights Agreement, dated as of 26 April 2012, among the Issuer, the Guarantors and Goldman, Sachs & Co., for itself and as representative for the Initial Purchasers (the “Registration Rights Agreement”);

2.4	the results of our agent’s search on 19 December 2012 of the public records of each of the English Companies on file and available for inspection by the public at the Companies Registry;

2.5	a copy of the certificate of incorporation and articles of association of each of the English Companies;

2.6	a copy of the signed written resolution of the board of directors of each of the English Companies dated, in each case, 27 September 2010, recording resolutions approving (inter alia) the execution of the Indenture subject to the passing of a resolution by its respective sole shareholder;

2.7	a copy of the signed written resolution of the sole shareholder of each of the English Companies dated, in each case, 27 September 2010, authorising (inter alia) the execution of the Indenture by such English Company;

2.8	a copy of the signed written resolution of the board of directors of each of the English Companies dated, in each case, 27 September 2010 confirming the passing of the shareholder resolution for the relevant English Company referred to in paragraph 2.7 above and directing that the Indenture be executed by such English Company;

Intelsat Jackson Holdings S.A. - 19 December 2012

2.9	a copy of the signed written resolution of the sole shareholder of each of the English Companies dated, in each case, 24 April 2012, authorising (inter alia) the execution of the Registration Rights Agreement by such English Company and reaffirming the terms of the Indenture;

2.10	a copy of the signed written resolution of the board of directors of each of the English Companies dated, in each case, 24 April 2012, confirming (inter alia) the passing of the Shareholder Resolution for the relevant English Company and directing that the Registration Rights Agreement be executed by such English Company and reaffirming the terms of the Indenture;

2.11	a certificate of good standing dated 19 December 2012 of the Registrar of Companies (the “Registrar”) relating to Intelsat Global Sales & Marketing Limited

2.12	a certificate of good standing dated 19 December 2012 of the Registrar relating to Intelsat UK Financial Services Limited;

2.13	an officer’s certificate, certifying the documents listed at 2.5 to 2.10 above in relation to Intelsat Global Sales & Marketing Limited as being true and correct copies as at 19 December 2012 signed by the secretary of Intelsat Global Sales & Marketing Limited; and

2.14	an officer’s certificate, certifying the documents listed at 2.5 to 2.10 above in relation to Intelsat UK Financial Services Limited as being true, correct and up to date copies as at 19 December 2012 signed by the Secretary of Intelsat UK Financial Services Limited.

We have also made an enquiry in person at the Central Index of Winding-Up and Administration Petitions on 19 December 2012 at 14:00 GMT in respect of Intelsat Global Sales & Marketing Limited and at 14:01 GMT in respect of Intelsat UK Financial Services Limited.

In this letter:

“Note Documents” means the Indenture and the Registration Rights Agreement.

Save as otherwise provided in this letter, capitalised terms shall have the meaning ascribed to terms in the Note Documents.

Except as stated above we have not examined any documents, and have not made any enquiries, concerning the English Companies.

3.	ASSUMPTIONS

For the purpose of this letter we have assumed (without making any investigation) that:

3.1	all documents submitted to us as originals are authentic and complete;

Intelsat Jackson Holdings S.A. - 19 December 2012

3.2	all documents submitted to us in electronic form or as photocopies or facsimile transmitted copies or other copies of originals conform to the originals and all such originals are authentic and complete;

3.3	all signatures and seals on any documents submitted to us are genuine, were duly applied to the relevant documents and when necessary were properly witnessed;

3.4	there have been no amendments to the articles of association of either of the English Companies in the form examined by us;

3.5	the resolutions of the board of directors and sole shareholders of each of the English Companies referred to in paragraphs 2.6 to 2.10 above have not been amended or rescinded and are in full force and effect and that no director of either of the English Companies acted in breach of his fiduciary duties in voting on or agreeing to the resolutions;

3.6	due disclosure was made by each director of any interest he or she might have in the transactions contemplated by the Note Documents in accordance with the provisions of section 177 or 182 of the Companies Act 2006 (as the case may be) and the articles of association of the applicable English Company and no director of either of the English Companies has any interest in such transactions except to the extent permitted by the articles of association of the applicable English Company;

3.7	the Note Documents have been executed by the persons authorised to execute the same by the resolutions of the board of directors and the shareholders of the English Companies referred to in paragraphs 2.6 to 2.10 above;

3.8	the Note Documents were entered into by each of the English Companies in good faith and for the purpose of carrying on its business and at the time that each Note Document was entered into:

(a)	there were reasonable grounds for believing, and the directors of each of the English Companies did believe that, the transactions to which the Note Documents relate, would benefit the relevant English Company and the execution and delivery by such English Company of the Note Documents, and the performance of its obligations thereunder, would materially benefit such English Company;

(b)	each English Company is fully solvent (meaning that it is able to pay its debts as they fall due and the value of its assets is greater than the amount of the liabilities (taking into account) its contingent and prospective liabilities) and will not cease to be fully solvent in consequence of entering into or performing its obligations under the Note Documents; and

Intelsat Jackson Holdings S.A. - 19 December 2012

(c)	neither of the English Companies has passed a voluntary winding-up resolution, no petition has been presented or order made by a court for the winding-up or dissolution of either of the English Companies, no application has been presented or order made by a court for the administration of either of the English Companies, no documents have been filed with the court for the appointment of an administrator in respect of either of the English Companies nor has any notice of intention to appoint an administrator been given in respect of either of the English Companies and no receiver, trustee, administrator, administrative receiver or similar officer has been appointed in relation to either of the English Companies or any of its assets or revenues and the information disclosed in the company searches and other searches referred to in this letter was correct and complete as at the date of this letter;

3.9	none of the parties is or will be seeking to achieve any purpose not apparent from the Note Documents which might render any of the Note Documents illegal or void;

3.10	the results of the search referred to in paragraph 2.4 above as produced to us are a true and complete copy of the file of records maintained at the Companies Registry concerning each of the English Companies as reproduced on microfiche for public inspection, such file was complete, accurate and up-to-date at the time of that search and there has been no alteration in the status or condition of either of the English Companies as represented by the microfiche file so produced;

3.11	the information disclosed in response to our enquiry in person at the Central Index of Winding-Up and Administration Petitions was accurate at the time of such enquiry and such response did not fail to disclose any matters which it should have disclosed and which are relevant for the purposes of the opinion set out in this letter and since the time of such enquiry there has been no alteration in the status or condition of either of the English Companies as represented in such response;

3.12	all parties (other than the English Companies) had the capacity, power and authority to enter into the Note Documents and the Note Documents were duly authorised, executed and delivered by such parties and the obligations of all parties under any applicable law other than English law and of all parties to the Note Documents (other than the English Companies) under English law are valid and legally binding;

3.13	without limiting paragraph 3.12 above, the Note Documents create valid and legally binding and enforceable obligations under the laws of the State of New York, by which they are expressed to be governed;

3.14	the Note Documents are in the proper legal form to be admissible in evidence and enforced in the courts of the State of New York and in accordance with the laws of the State of New York;

Intelsat Jackson Holdings S.A. - 19 December 2012

3.15	the choice of the laws of the State of New York to govern the Note Documents was freely made in good faith by each of the parties thereto and there is no reason for avoiding such choice on the grounds of public policy;

3.16	the Note Documents accurately record all terms agreed between the parties thereto and the Note Documents have not been terminated, modified, superseded or varied and no obligation thereunder has been waived;

3.17	the documents listed in paragraph 2 above contain all information which is relevant for the purposes of our opinion and there is no other agreement, undertaking, representation or warranty (oral or written) and no other arrangement (whether legally binding or not) between all or any of the parties or any other matter which renders such information inaccurate, incomplete or misleading or which affects the conclusions stated in this letter;

3.18	there is nothing in any document referred to in the Note Documents (other than the documents listed in paragraph 2 above) which would have any implications for the opinions we express in this letter;

3.19	there are no provisions of the laws of any jurisdiction outside England which would have any implication for the opinions we express in this letter and, insofar as the laws of any jurisdiction outside England may be relevant, such laws have been or will be complied with;

3.20	all copies certified and all documents dated earlier than the date of this letter on which we have expressed reliance remain accurate, complete and in full force and effect at the date of this letter;

3.21	all statements contained in the certificates referred to in paragraphs 2.13 and 2.14 above are accurate and not misleading;

3.22	any representation, warranty or statement of fact or law, other than as to the laws of England, made in the Note Documents is true, accurate and complete.

4.	OPINIONS

Based upon and subject to the assumptions and qualifications set out in this letter and having regard to such legal considerations as we have deemed relevant and subject to any matters not disclosed to us, we are of the opinion that:

4.1

each of the English Companies is a company duly incorporated under the laws of England as a private limited liability company and is in good standing; by “good standing” (a phrase which has no recognised meaning under English law) we mean that, according to the certificates of the Registrar referred to in paragraphs 2.11 and 2.12, the relevant English Company has, according to the documents on the files of that English Company in the custody of the Registrar, been in continuous and unbroken

Intelsat Jackson Holdings S.A. - 19 December 2012

existence since the date of its incorporation and no action is currently being taken by the Registrar for striking the relevant English Company off the register and dissolving it as defunct, and as far as the Registrar is aware that English Company is not in liquidation or subject to an administration order and no receiver or manager of the relevant English Company’s property has been appointed;

4.2	each of the English Companies has corporate power and authority to enter into and perform its obligations under the Note Documents and the guarantees contained in the Indenture;

4.3	each of the English Companies has taken all necessary corporate action to authorise the execution and delivery of the Note Documents and the performance by such English Company of its obligations thereunder, including the guarantees contained in the Indenture;

4.4	the execution and delivery by each of the English Companies of the Note Documents and the performance by such English Company of its obligations thereunder, including the guarantees contained in the Indenture, will not violate or contravene any law of England binding on the English Company which is applicable to companies generally and including, in the case of each English Company, its articles of association;

4.5	the obligations of the English Companies contained in the Note Documents, including the guarantees contained in the Indenture, constitute valid, legally binding and enforceable obligations of the English Companies under English law, to the extent English law applies;

4.6	no authorisation, approval, consent, licence or exemption is required from any governmental, judicial or public body or authority in England or Wales in connection with the execution and delivery by each of the English Companies of the Note Documents or for the performance by such English Company of its obligations thereunder, including the guarantees contained in the Indenture;

4.7	it is not necessary to file, register or record any of the Note Documents or the guarantees contained in the Indenture in any public office in England to ensure the legality, validity, enforceability or admissibility in evidence thereof in the courts of England;

4.8	a judgment in relation to the guarantees contained in the Indenture obtained against either of the English Companies from a court of New York will not be recognised by the courts of England and Wales but an action may be commenced in the English courts for an amount due under a judgment given by the courts of New York if that judgment:

(a)	is for a debt or definite sum of money;

(b)	is final and conclusive; and

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(c)	is not of a penalty or revenue nature,

and such a judgment will be deemed by the English courts to be conclusive in England as between the parties as to any issue upon which it adjudicates unless the judgment can be impeached by showing that:

(i)	the court in question did not, in the circumstances of the case, and in accordance with the English rules of private international law, have jurisdiction to give that judgment; or

(ii)	the judgment was obtained through fraud; or

(iii)	the enforcement of the judgment would be contrary to the public policy of the United Kingdom; or

(iv)	the proceedings in which the judgment was obtained were opposed to the rules of natural justice.

5.	QUALIFICATIONS

The opinions expressed in this letter are subject to the following qualifications:

5.1	the opinion expressed in paragraph 4.1 above is based on the assumption set out in paragraph 3.10; and otherwise solely upon our examination of the results of the search referred to in paragraph 2.4 and the enquiry in person made by us at the Central Registry of Winding Up and Administration Petitions on 19 December 2012. Without limiting the generality of that assumption, it should be noted that:

(a)	a search at the Companies Registry is not capable of revealing whether or not a winding-up petition or an application for the making of an administration order has been presented or whether or not any documents have been filed with the court for the appointment of an administrator or any notice of intention to appoint an administrator has been given;

(b)	notice of a winding-up order or resolution, notice of an administration order and notice of the appointment of a receiver or administrator may not be filed at the Companies Registry immediately and there may be a delay in the relevant notice appearing on the file of the company concerned; and

(c)

an enquiry in person at the Central Index of Winding-Up and Administration Petitions relates only to compulsory winding-up and to the appointment of an administrator by an administration order of the court and is not conclusively capable of revealing whether or not a petition in respect of a compulsory winding up, or an application for an administration order, has been presented since there may be a delay in notice of such a petition or, as the case may be, application

Intelsat Jackson Holdings S.A. - 19 December 2012

being entered on the records of the Central Index and a petition or application presented to a County Court may not have been notified to the Central Index and so may not appear on the records at all;

5.2	we express no opinion on the effectiveness of any of the provisions of any of the Note Documents, since they are governed by the laws of the State of New York;

5.3	the term “enforceable” as used in paragraph 4.5 above means that the relevant document is of a type and form enforced by the English courts. It does not mean that each obligation or document will be enforced in accordance with its terms or in every circumstance or in foreign jurisdictions or by or against third parties or that any particular remedy will be available. It also does not address the extent to which a judgment obtained in a court outside England will be enforceable in England. Such enforceability is in any event subject to the qualifications set out below;

5.4	the validity and enforceability of the guarantees pursuant to the Indenture may be limited by statutes of limitation, lapse of time and by laws relating to bankruptcy, insolvency, liquidation, administration, arrangement, moratorium or re-organisation or other laws relating to or affecting generally the enforcement of the rights of creditors, and claims may be or become subject to set-off or counterclaim and, in particular (but without limiting the first part of this sentence), we express no opinion as to the effectiveness of any obligation expressed to be assumed by any English company which may subsequently be held to have been assumed during any relevant period prior to its insolvency or administration and to constitute a preference or a transaction at an undervalue;

5.5	equitable remedies, such as injunction and specific performance, are discretionary and may not be awarded by the English courts. In particular, such remedies may not be available where damages are considered to be an adequate and appropriate remedy;

5.6	an English court may stay proceedings or decline to accept jurisdiction if concurrent proceedings are pending or being brought elsewhere or if it decides that another jurisdiction is a more appropriate forum, and an English court will be obliged to decline jurisdiction if proceedings involving the same cause of action have already been issued in the courts of another country which is bound by Council Regulation (EC) No. 44/2001 on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters (the Brussels Regulation) or which is a signatory to either the Brussels Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters 1968 or the Lugano Convention on Jurisdiction and the Enforcement of Judgments in Civil and Commercial Matters 1988 (unless and until the courts in that country have declined jurisdiction);

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5.7	failure to exercise a right may operate as a waiver of that right notwithstanding a provision to the contrary;

5.8	we express no opinion on any provision in any Note Document requiring written amendments and waivers thereof insofar as it suggests that oral or other amendments or waivers could not be effectively agreed upon or granted by the parties;

5.9	where any party to any Note Document is vested with a discretion or may determine a matter in its opinion, English courts may require that such a discretion be exercised reasonably or that such an opinion be based on reasonable grounds;

5.10	an English court may refuse to give effect to an undertaking to pay costs imposed upon a party in respect of the costs of any unsuccessful litigation brought against that party before it and may not award by way of costs all of the expenditure incurred by a successful litigant in proceedings brought before it;

5.11	an undertaking to assume liability for, or to indemnify any person against, non-payment or insufficiency of stamp duty may be void or unenforceable under section 117 of the Stamp Act 1891 in respect of any United Kingdom stamp duty which may subsequently become payable;

5.12	we express no opinion as to whether any provision in any Note Document conferring a right of set-off or similar right would be effective against a liquidator, administrator or creditor;

5.13	the question of whether or not any provisions of any Note Document which may be invalid on account of illegality or otherwise may be severed from the other provisions thereof in order to save those other provisions would be determined by an English court in its discretion;

5.14	we express no opinion as to whether an English court would give effect to any currency indemnity clause contained in any Note Document. While English courts may in their discretion render judgments for a monetary amount in a foreign currency, the judgment may be converted into pounds sterling for the purposes of enforcement. There is also some possibility that an English court would hold that a judgment on any Note Document would supersede such Note Document so that any currency indemnity would not be held to survive judgment;

5.15	in respect of any agreement which has a connection with a single country other than the country whose law governs that agreement, that country’s mandatory laws will apply;

5.16	in any action brought in the English courts English law as to matters of evidence and procedure would be applied;

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5.17	we express no opinion as to whether any waiver by any party of its rights to immunity from legal proceedings in respect of its obligations under Note Documents would be effective or enforceable;

5.18	where an obligation is to be performed or observed or is based upon a matter arising in a jurisdiction outside England or is governed by the laws of a jurisdiction outside England, such obligation may not be enforced under English law if it would be unlawful, unenforceable or contrary to public policy or exchange control regulations under the laws of such jurisdiction;

5.19	we express no opinion on the accuracy or completeness of any statements or warranties of fact set out in the Note Documents, which statements and warranties we have not independently verified; and

5.20	we have not considered and express no opinion as to the requirements of English law in respect of any offering or sale of the securities issued under the Indenture or the Registration Rights Agreement in the United Kingdom.

This letter and the opinions set out herein are given only by Baker & McKenzie LLP, an English limited liability partnership, and not by or on behalf of Baker & McKenzie International (a Swiss Verein) or any other member firm thereof. In this letter the expressions “we”, “us”, “our” and like expressions should be construed accordingly.

This opinion is given for the sole benefit of the Issuer in connection with the transactions contemplated by the Note Documents.

We hereby consent to use of this opinion as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Matters” contained in the prospectus included in the Registration Statement. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Act or the Rules. We also consent to the reliance on this opinion by Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) solely for the purposes of Paul, Weiss’ opinion letter to the Company filed as Exhibit 5.1 to the Registration Statement.

This opinion has been prepared solely for the Issuer’s use in connection with the filing by the Issuer of the Registration Statement on the date of this opinion. This letter should not be quoted in whole or in part or otherwise be referred to, nor filed with or furnished to any governmental agency or other person or entity, without the prior written consent of this firm.

This opinion is given on the basis of English law in force and applied by English courts at the date of this opinion and on the basis that there has been no amendment to, or termination or replacement of, any of the documents examined by us and no change in any of the facts assumed by us for the purposes of giving this opinion. It is also given on the basis that we have no obligation to notify any addressee of this opinion of any change in English law or its application after the date of this opinion.

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Yours faithfully

/s/ Baker & McKenzie LLP

BAKER & McKENZIE LLP

+44 (0)20 7919 1970

simon.porter@bakermckenzie.com

Intelsat Jackson Holdings S.A. - 19 December 2012